

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 8, 2007

By Facsimile and U.S. Mail

Mr. Larry Wise
Chief Executive Officer
Nitro Petroleum Incorporated
123 Christie Mountain Lane
Okanagan Falls, British Columbia, Canada

> **Re:** **Nitro Petroleum Incorporated**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2006**
> **Filed May 15, 2006**
> **Response Letter Dated February 23, 2007**
> **File No. 000-50932**

Dear Mr. Wise:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated February 23, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended January 31, 2006

Financial Statements

1. In light of the revisions made in response to prior comment number one, please disclose the correction of the error in accounting for cash flows from discontinued operations for the periods ended January 31, 2006 and October 31, 2006 in accordance with APB 20 or SFAS 154, as applicable. Please similarly disclose, in light of the revisions made in response to prior comment number nine, the correction of the error in accounting for the sale of certain working interests to Quantum Energy for the period ended October 31, 2006. In each instance, label the applicable financial statements "as restated."

2.   When preparing your amended filings for the periods ended January 31, 2006 and October 31, 2006, please include an additional footnote that explains the revisions to your financial statements. This footnote should include the information as previously filed and the revised amounts. Your auditors will reference this additional footnote describing the aforementioned revisions in their audit opinion in your filing for the year ended January 31, 2006. Refer to paragraph 37 of APB 20 and paragraph 26 of FAS 154.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 18

Mineral Property, page 19

3.   We note your response to comment three of our letter dated January 26, 2007. Please note that costs to acquire mineral rights are tangible assets regardless of the existence of proven properties. Refer to paragraphs 6 and 9 of EITF 04-02. Please revise your accounting policy accordingly or otherwise advise.

Interim Statements of Operations

4.   We note your response to comment eight of our letter dated January 26, 2007. Please tell us the nature of the royalty income recorded and indicate your related accounting policy. In this regard, you may need to characterize such proceeds as "Income earned during the exploration stage" as you are currently an exploration stage company.

Item 2. Management's Discussion and Analysis or Plan of Operation

Barnett Shale

5.   We note your response to comment nine of our letter dated January 26, 2007 indicating that since legal title of the business never passed to the buyer, you remain the legal owner. Accordingly, please tell us why you have not recorded your pro-rata share of losses associated with your continued ownership of these businesses.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief